MERIDIAN FUND, INC. MERIDIAN EQUITY INCOME FUND MERIDIAN GROWTH FUND MERIDIAN VALUE FUND MERIDIAN FUND INCORPORATED MEIFX Prospectus/SAI Fund Advisor Financial Reports Top 10 Holdings Top 10 Sectors Open an Account Press Meridian Equity Income Fund Top 10 Holdings as of 12/31/2012 Percentage Holding Market Value of Portfolio RPM International, Inc. $645,920 2.6% Leggett & Platt, Inc. 621,297 2.5% Abbott Laboratories 615,700 2.4% Carnival Corp. 599,351 2.4% Kimberly-Clark Corp. 595,231 2.4% Flowers Foods, Inc. 593,385 2.4% Eaton Corp. Plc (Ireland) 582,108 2.3% Baxter International, Inc. 573,276 2.3% Walgreen Co. 569,954 2.3% Emerson Electric Co. 566,672 2.2% Net Assets $25,247,856 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC. MERIDIAN EQUITY INCOME FUND MERIDIAN GROWTH FUND MERIDIAN VALUE FUND MERIDIAN FUND INCORPORATED MEIFX Prospectus/SAI Fund Advisor Financial Reports Top 10 Holdings Top 10 Sectors Open an Account Press Meridian Equity Income Fund Top 10 Sectors as of 12/31/2012 Sector Market Value Pct. Assets Health Care Products $1,188,976 4.7% Retail 1,006,465 4.0% Semiconductors 915,343 3.6% Energy 898,858 3.6% Software & Services 895,301 3.5% Chemicals - Specialty 645,920 2.6% Household - Home Furnishings 621,297 2.5% Leisure & Amusement 599,351 2.4% Consumer Products - Household 595,231 2.4% Food 593,385 2.4% Net Assets $25,247,856 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC. MERIDIAN EQUITY INCOME FUND MERIDIAN GROWTH FUND MERIDIAN VALUE FUND MERIDIAN FUND INCORPORATED MERDX Prospectus/SAI Fund Advisor Financial Reports Top 10 Holdings Top 10 Sectors Open an Account Press Meridian Growth Fund Top 10 Holdings as of 12/31/2012 Percentage Holding Market Value of Portfolio SBA Communications Corp. Class A $68,037,160 3.4% Brown & Brown, Inc. 64,515,640 3.2% Trimble Navigation, Ltd. 61,722,551 3.1% PetSmart, Inc. 60,454,589 3.0% LKQ Corp. 54,395,800 2.7% Valspar Corp. 54,175,680 2.7% Affiliated Managers Group, Inc. 51,539,400 2.5% DENTSPLY International, Inc. 51,017,680 2.5% Pall Corp. 48,449,040 2.4% AMETEK, Inc. 47,150,350 2.3% Net Assets $2,021,839,567 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC. MERIDIAN EQUITY INCOME FUND MERIDIAN GROWTH FUND MERIDIAN VALUE FUND MERIDIAN FUND INCORPORATED MERDX Prospectus/SAI Fund Advisor Financial Reports Top 10 Holdings Top 10 Sectors Open an Account Press Meridian Growth Fund Top 10 Sectors as of 12/31/2012 Sector Market Value Pct. Assets Retail $309,762,305 15.3% Tech - Software 148,798,494 7.4% Energy 144,258,552 7.1% Technology 119,768,176 5.9% Brokerage & Money Management 94,277,550 4.7% Banking - Commercial 90,174,950 4.5% Health Care Products 81,765,650 4.0% Cellular Communications 68,037,160 3.4% Insurance Brokers 64,515,640 3.2% Distribution & Wholesale 58,883,179 2.9% Net Assets $2,021,839,567 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC. MERIDIAN EQUITY INCOME FUND MERIDIAN GROWTH FUND MERIDIAN VALUE FUND MERIDIAN FUND INCORPORATED MEIFX Prospectus/SAI Fund Advisor Financial Reports Top 10 Holdings Top 10 Sectors Open an Account Press Meridian Value Fund Top 10 Holdings as of 12/31/2012 Percentage Holding Market Value of Portfolio LKQ Corp. $22,087,480 3.3% Broadridge Financial Solutions, Inc. 20,829,952 3.1% Equifax, Inc. 19,429,080 2.9% Flowserve Corp. 18,394,040 2.8% Hawaiian Electric Industries, Inc. 17,582,288 2.6% Costco Wholesale Corp. 15,990,863 2.4% Steelcase, Inc. Class A 15,058,680 2.3% EOG Resources, Inc. 14,494,800 2.2% Haemonetics Corp. 14,481,864 2.2% Monsanto Co. 14,396,265 2.2% Net Assets $665,457,701 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC. MERIDIAN EQUITY INCOME FUND MERIDIAN GROWTH FUND MERIDIAN VALUE FUND MERIDIAN FUND INCORPORATED MEIFX Prospectus/SAI Fund Advisor Financial Reports Top 10 Holdings Top 10 Sectors Open an Account Press Meridian Value Fund Top 10 Sectors as of 12/31/2012 Sector Market Value Pct. Assets Technology $59,957,033 9.0% Leisure & Amusement 46,218,726 6.9% Industrial 43,222,615 6.5% Diversified Financial Services 40,259,032 6.0% Retail 36,755,300 5.5% Energy 26,949,250 4.0% Railroads 26,083,036 3.9% Automotive Wholesale Services 22,087,480 3.3% Industrial Services 20,437,773 3.1% Apparel 19,876,766 3.0% Net Assets $665,457,701 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.

January 14, 2013

To Our Shareholders:

Stocks were mixed in the quarter ended December 31, 2012 as declines during the fall were largely erased by a year-end rally that preserved strong gains for the markets in 2012. Ongoing US fiscal issues, highlighted by the presidential elections, weighed on the market early in the quarter. Despite little or no resolution to these structural issues, the markets staged an impressive post-election comeback helped by continued gradual improvement in economic indicators at home, ongoing commitment to low interest rates and liquidity by the Federal Reserve, signs of economic improvement in China and a lack of bad news coming out of Europe. For the quarter, the S&P 500 declined 1.0%, the NASDAQ lost 3.1% and the Russell 2000, which includes smaller companies, gained 1.4%. The quarter’s best performing sectors included financials, industrials and consumer cyclicals. Technology, energy and utilities were among the worst performing groups. The yield on the ten-year Treasury bond ticked up from 1.66% to 1.78% during the quarter, reflecting modestly improving economic indicators.

GDP grew at 3.1% during the third quarter of 2012, a meaningful acceleration from 1.3% in the second quarter. The acceleration was driven primarily by upturns in private inventory investment and government spending, combined with improving fixed residential investment. A downturn in nonresidential fixed investment and exports offset this. Many signs point to continued gradual economic growth, though the risks to the economy persist. Debt and spending concerns are unlikely to fade from view as politicians continue to use stopgap measures to delay resolution to these issues. European economies continue to be vulnerable. Historically high corporate profit margins may be difficult to sustain and could act as a headwind to earnings growth. On the positive side, interest rates remain low and the growth in domestic energy supply, if harvested intelligently, should have wide-ranging short and long term benefits to the US economy. Internationally, the Chinese economy is showing early signs of rebound. Meanwhile, European government bond yields have declined meaningfully which, at least for the time being, could give those governments some breathing room.

History clearly shows that long-term investment results are improved by buying good companies or mutual funds consistently over an extended period of time. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders.

We wish you a happy, healthy and prosperous New Year.

Jamie England

William Tao

Larry Cordisco

Jim O’Connor

Meridian Equity Income Fund ® (MEIFX)

The Meridian Equity Income Fund’s net asset value per share at December 31, 2012 was $10.82. This represents an increase of 8.6% for the calendar year. The Fund’s total return and average annual compound rate of return since inception January 31, 2005 were 44.2% and 4.7%, respectively. At the close of the quarter, total net assets were $25,247,856 and were invested 5.3% in cash and other assets net of liabilities and 94.7% in stocks. On December 18, 2012, the Equity Income Fund paid an income dividend of $0.28 per share. At the close of the quarter there were 446 shareholders in the Equity Income Fund.

The Fund continues to invest in companies that we believe have the potential for capital appreciation and the ability to grow dividends. The Fund is diversified, with 47 holdings representing 42 different industry groups. At the end of the quarter ended December 31, 2012, the portfolio’s average holding had a five-year average return on equity of 19.3% and an average dividend yield of 3.7%, both measures substantially higher than the average S&P 500 stock, with an average market capitalization of $37.6 billion and an average debt to capital ratio of 36.0%.

During the quarter we purchased shares of Air Products, The Cato Corporation, Dr. Pepper Snapple Group, Hawaiian Electric and Koninklijke Phillips. We sold our shares in Coca-Cola, Integrys, International Paper, Nucor, Sonoco Products, Time Warner and Wal-Mart.

RPM International is a leading specialty chemical company that makes products such as paints, protective coatings, sealants and adhesives for both industrial and consumer markets. The company owns category leading brands such as Rust-Oleum and DAP, and sales are historically resilient as maintenance, repair and redecoration represent over 80% of sales. We believe RPM should continue to generate solid mid-single digit growth through market share gains, new product introductions, and continued expansion into emerging markets. RPM seeks to supplement its internal growth with acquisitions of leading niche or geographically focused businesses that can grow more rapidly when put through RPM’s robust commercial organization. RPM maintains conservative financial leverage and generates a return on equity in the high teens. In our opinion, future dividend increases appear likely as the company’s dividend payout is less than half of forward earnings and RPM has increased the dividend for 39 straight years. With a 2.9% dividend yield and solid growth prospects, we believe RPM represents an attractive investment.

Meridian Growth Fund® (MERDX)

The Meridian Growth Fund’s net asset value per share at December 31, 2012 was $39.78. This represents an increase of 12.3% for the calendar year. The Fund’s total return and average annual compound rate of return since inception August 1, 1984 were 2,698.1% and 12.4%, respectively. At the close of the quarter, total net assets were $2,021,839,567 and were invested 6.0% in cash, cash equivalents and other assets net of liabilities and 94.0% in stocks. On December 18, 2012, the Growth Fund paid an income dividend of $0.15 per share and a long term capital gain distribution of $6.88 per share. At the close of the quarter there were 83,118 shareholders in the Growth Fund.

We continue to follow the investment strategy that has served the Fund well for the past 28 years. Our portfolio remains diversified in mid-sized growth companies which, in our opinion, are predominantly market leaders, having strong returns on capital, solid growth prospects and that sell at reasonable valuations. The Fund is invested in 53 positions representing 29 industry groups along with Treasury Bills. Our heaviest areas of concentration remain the consumer and technology sectors.

During the quarter, we purchased shares of Life Technologies, Sally Beauty Holdings and Xylem. We sold our positions in Arcos Dorados, Blackbaud, CarMax, CVB Financial, Open Text Corporation and Waste Connections.

Trimble Navigation offers GPS-enabled advanced positioning technologies that help users track physical assets and industry specific software solutions that collect and analyze data to help improve worker productivity. The company’s solutions are used in the construction, agriculture, and commercial fleet industries. The company is the global leader in most of the major segment it competes in. Long term industry growth is driven by the relatively low global penetration rate of positioning related solutions and the strong value proposition they provide by helping customers lower their operating costs and become more productive. Trimble has further expanded its addressable markets in recent years as it expands into adjacent software solutions that are complementary to the core positioning products. Over the next few years, revenue and earnings are expected to continue growing in double digits. In our opinion, the stock sells at a reasonable valuation given the company’s balance sheet, financial returns and long-term growth prospects.

Meridian Value Fund® (MVALX)

The Meridian Value Fund’s net asset value per share at December 31, 2012 was $32.86. This represents an increase of 17.4% for the calendar year. The Fund’s total return and average annual compound rate of return since June 30, 1995 were 828.9% and 13.6%, respectively. The comparable period returns for the S&P 500 with dividends were 260.1% and 7.6%, respectively. At the close of the quarter, total net assets were $665,457,701 and were invested 6.9% in cash, cash equivalents and other assets net of liabilities and 93.1% in stocks. On December 18, 2012, the Value Fund paid an income dividend of $0.11 per share. At the close of the quarter there were 30,810 shareholders in the Value Fund.

We continue to seek out-of-favor companies, typically having experienced an extended period of declining earnings. In recent years, most earnings problems have been related to poor economic conditions. With some stability in the economy, albeit tenuous, we now see more companies that meet our strategy for company-specific reasons. These investments are the traditional strength and point of differentiation of the Meridian Value Fund. We are gradually shifting the portfolio to more of these investments and believe that this should bode well for a return to the Fund’s historically strong performance levels. The Fund is invested in 56 positions, representing 34 industry groups along with Treasury Bills. We continue to invest in companies of all market capitalizations and our largest areas of concentration are technology, retail and transportation.

During the quarter we purchased shares of Air Products, Arthur J. Gallagher, Corning, Cree, Energen, Linear Technology and Xylem. We sold our positions in Apache, Heartland Payment Systems, KBW and Wells Fargo.

Flowserve is a leading manufacturer of pumps, valves and seals found in a variety of end-markets such as oil & gas, power generation and chemicals. The company holds leading market positions across various geographies, product segments and end-markets. It is also ahead of the competition with aftermarket service centers located throughout the world, providing it with deeper customer relationships and steadier demand for higher margin replacement and repair business. Flowserve’s late cycle markets have bottomed and pricing on new projects is beginning to improve as excess capacity gets absorbed. Additionally, the company should, in our opinion, benefit from the build-out of emerging market infrastructure and domestic opportunities such as new chemical plants and pipeline expansions brought on by abundant natural gas. Flowserve maintains modest financial leverage and generates returns on equity of 20%. We believe the company is attractively valued at 12x our $13 per share estimate of potential earnings power.

Miscellaneous

You can sign up for E-mail Alerts on our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings and other information regarding the Meridian Funds.

The Meridian Funds are no-load and there are no transaction fees or commissions charged when you purchase shares directly through our transfer agent, BNY Mellon Investment Servicing (US) Inc. This is a very cost-effective way to purchase shares of the Meridian Funds if you do not need the services of a broker-dealer or if you make multiple purchases.

The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund’s portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund’s investment strategy and do not represent a Fund’s entire portfolio and in the aggregate may represent only a small percentage of a Fund’s portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management’s views presented herein and any discussion of a particular Fund’s portfolio holdings or performance are as of December 31, 2012 and are subject to change without notice.

Meridian Equity Income Fund Summary of Portfolio Holdings December 31, 2012 (Unaudited) Portfolio Holdings by Category (% of total net assets) Health Care Products 4.7% $ 1,188,976 Retail 4.0 1,006,465 Semiconductors 3.6 915,343 Energy 3.6 898,858 Software & Services 3.5 895,301 Chemicals-Specialty 2.6 645,920 Household-Home Furnishings 2.5 621,297 Leisure & Amusement 2.4 599,351 Consumer Products-Household 2.4 595,231 Food 2.4 593,385 Industrial Machinery 2.3 582,108 Retail-Drug Store 2.3 569,954 Electrical Components & Equipment 2.2 566,672 Asset Management & Custody Banks 2.2 558,117 Pharmaceuticals 2.2 552,738 Food Distributors 2.2 544,552 Aerospace & Defense 2.1 535,282 Electronic Equipment Manufacturing 2.1 532,935 Soft Drinks 2.1 530,160 Telecommunication Services-Integrated 2.1 528,573 Industrial Conglomerates 2.0 512,522 Construction & Engineering 2.0 512,520 Data Processing & Outsourced Services 2.0 510,696 Media 2.0 509,860 Brewers 2.0 509,201 Tobacco 2.0 503,375 Utilities 2.0 502,800 Air Freight & Logistics 2.0 502,470 Distribution & Wholesale 2.0 494,970 Banking-Commercial 1.9 488,955 Banking-Regional Banks 1.9 488,430 Metals 1.9 487,620 5

Meridian Equity Income Fund Summary of Portfolio Holdings (continued) December 31, 2012 (Unaudited) Diversified Financial Services 1.9% $ 475,904 Diversified Operations 1.8 464,450 REITs-Diversified 1.8 461,652 Oil & Gas-Storage & Transportation 1.8 449,032 Restaurants 1.8 446,784 Packaging 1.7 440,550 Chemicals-Diversified 1.7 439,807 Insurance Brokers 1.7 420,534 Railroads 1.7 420,512 Computer Hardware 1.6 404,052 Cash & Other Assets, Less Liabilities 5.3 1,339,942 100.0% $25,247,856 6

Meridian Growth Fund

Summary of Portfolio Holdings

December 31, 2012 (Unaudited)

Portfolio Holdings by Category (% of total net assets)

Retail

15.3%

$ 309,762,305

Tech-Software

7.4

148,798,494

Energy

7.1

144,258,552

Technology

5.9

119,768,176

Brokerage & Money Management

4.7

94,277,550

Banking-Commercial

4.5

90,174,950

Health Care Products

4.0

81,765,650

Cellular Communications

3.4

68,037,160

Insurance Brokers

3.2

64,515,640

Distribution & Wholesale

2.9

58,883,179

Automotive Wholesale Services

2.7

54,395,800

Building Products

2.7

54,175,680

Health Care Technology

2.7

53,841,232

U.S. Government Obligations

2.5

49,996,617

Industrial Conglomerates

2.4

48,449,040

Electronic Equipment Manufacturing

2.3

47,150,350

Flooring & Carpets

2.3

45,683,279

Industrial

2.2

45,410,307

Health Care Information Services

2.1

43,486,164

Real Estate Management & Services

2.1

41,970,000

Consumer Services

2.0

40,958,188

Environmental Facilities & Services

1.6

32,747,097

Trucking

1.6

32,171,748

Leisure & Amusement

1.6

31,451,700

Furniture & Fixtures

1.5

31,344,422

Air Freight & Logistics

1.5

29,741,600

Pharmaceuticals

1.2

25,352,111

Industrial Services

1.2

23,975,557

Restaurants

1.0

20,434,680

Chemicals-Specialty

0.9

18,728,744

Cash & Other Assets, Less Liabilities

3.5

70,133,595

100.0%

$2,021,839,567

Meridian Value Fund

Summary of Portfolio Holdings

December 31, 2012 (Unaudited)

Portfolio Holdings by Category (% of total net assets)

Technology

9.0%

$59,957,033

Leisure & Amusement

6.9

46,218,726

Industrial

6.5

43,222,615

Diversified Financial Services

6.0

40,259,032

Retail

5.5

36,755,300

Energy

4.0

26,949,250

Railroads

3.9

26,083,036

Automotive Wholesale Services

3.3

22,087,480

Industrial Services

3.1

20,437,773

Apparel

3.0

19,876,766

Semiconductors

2.9

19,274,118

Food

2.9

19,207,321

Utilities

2.6

17,582,288

Office Services & Supplies

2.3

15,058,680

U.S. Government Obligations

2.3

14,998,950

Health Care Products

2.2

14,481,864

Agriculture

2.2

14,396,265

Metals

2.1

14,117,760

Consulting Services

2.1

14,004,933

Health Care Services

1.9

12,797,360

Real Estate

1.8

12,076,944

Transportation

1.8

12,065,832

Home Improvement Retail

1.8

11,690,320

Household Appliances

1.7

11,079,966

Tech-Software

1.6

10,638,350

Diversified Operations

1.6

10,631,924

Banking-Commercial

1.6

10,280,832

Aerospace & Defense

1.4

9,561,888

Insurance

1.3

8,731,800

Storage

1.3

8,527,802

Business Services

1.3

8,425,400

Restaurants

1.1

7,361,968

Industrial Conglomerates

1.0

6,830,826

Pharmaceuticals

1.0

6,471,450

Air Freight & Logistics

0.4

2,412,000

Cash & Other Assets, Less Liabilities

4.6

30,903,849

100.0%

$665,457,701

Meridian Fund, Inc.

Disclosure of Fund Expenses (Unaudited)

For the Six Month Period July 1, 2012 to December 31, 2012

We believe it is important for you to understand the impact of fees and expenses on your investment. All mutual funds have operating expenses. As a shareholder of the Fund, you incur ongoing costs, which generally include costs for portfolio management and administrative services, and other Fund expenses. Operating expenses, which are deducted from a Fund’s gross income, directly reduce the investment return of the portfolio. A Fund’s expenses are expressed as a percentage of its average net assets. This figure is known as the expense ratio. The following examples are intended to help you understand the ongoing costs (in dollars) of investing in your Fund and to compare these costs with those of other mutual funds. The examples are based on an investment of $1,000 made at the beginning of the period shown and held for the entire period and assume reinvestment of all dividends and distributions.

Beginning Account

Ending Account

Expense

Expenses Paid

Value 7/1/12

Value 12/31/12

Ratio(1)

During Period(2)

Actual Fund Return

(See explanation below)

Meridian Equity Income Fund

$1,000.00

$1,036.30

1.25%(4)

$6.42

Meridian Growth Fund

$1,000.00

$1,037.30

0.88%

$4.52

Meridian Value Fund

$1,000.00

$1,077.50

1.17%

$6.13

Hypothetical 5% Return(3)

(See explanation below)

Meridian Equity Income Fund

$1,000.00

$1,018.90

1.25%(4)

$6.36

Meridian Growth Fund

$1,000.00

$1,020.77

0.88%

$4.48

Meridian Value Fund

$1,000.00

$1,019.31

1.17%

$5.96

(1) Annualized, based on the Fund’s most recent fiscal half-year expenses.

(2) Expenses are equal to the Fund’s annualized expense ratio multiplied by the average account value over the period, multiplied by 184, the number of days in the most recent fiscal half-year, then divided by 365.

(3) Before expenses.

(4) See note 2 to Financial Statements.

Meridian Fund, Inc.

Disclosure of Fund Expenses (Unaudited) (continued)

For the Six Month Period July 1, 2012 to December 31, 2012

The table above illustrates your Fund’s costs in two ways:

Actual Fund Return: This section helps you to estimate the actual expenses that you paid over the period. The “Ending Account Value” shown is derived from the Fund’s actual return, the third column shows the period’s annualized expense ratio, and the last column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund at the beginning of the period. You may use the information here, together with your account value, to estimate the expenses that you paid over the period.

To do so, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period.”

Hypothetical 5% Return: This section is intended to help you compare your Fund’s costs with those of other mutual funds. It assumes that the Fund had a return of 5% before expenses during the period shown, but that the expense ratio is unchanged. In this case, because the return used is not the Fund’s actual return, the results do not apply to your investment. You can assess your Fund’s costs by comparing this 5% Return hypothetical example with the 5% Return hypothetical examples that appear in shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs such as short-term redemption and exchange fees or sales and service charges you may pay third party broker/dealers. Had these transactional costs been included, your costs would have been higher. Therefore, the hypothetical section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.

Meridian Equity Income Fund
Schedule of Investments

December 31, 2012 (Unaudited)

	Shares	Value
COMMON STOCKS - 94.7%		
AEROSPACE & DEFENSE - 2.1%		
Lockheed Martin Corp. . . .	5,800	$ 535,282
AIR FREIGHT & LOGISTICS - 2.0%		
United Parcel Service, Inc. Class B	6,815	502,470
ASSET MANAGEMENT & CUSTODY BANKS - 2.2%		
BlackRock, Inc.	2,700	558,117
BANKING-COMMERCIAL - 1.9%		
Bank of Hawaii Corp.	11,100	488,955
BANKING-REGIONAL BANKS - 1.9%		
Cullen/Frost Bankers, Inc.	9,000	488,430
BREWERS - 2.0%		
Molson Coors Brewing Co. Class B	11,900	509,201
CHEMICALS-DIVERSIFIED - 1.7%		
EI du Pont de Nemours & Co.	9,780	439,807
CHEMICALS-SPECIALTY - 2.6%		
RPM International, Inc. . . .	22,000	645,920
COMPUTER HARDWARE - 1.6%		
Diebold, Inc.	13,200	404,052
CONSTRUCTION & ENGINEERING - 2.0%		
Mine Safety Appliances Co.	12,000	512,520
CONSUMER PRODUCTS-HOUSEHOLD - 2.4%		
Kimberly-Clark Corp.	7,050	$ 595,231
DATA PROCESSING & OUTSOURCED SERVICES - 2.0%		
Paychex, Inc.	16,400	510,696
DISTRIBUTION & WHOLESALE - 2.0%		
Genuine Parts Co.	7,785	494,970
DIVERSIFIED FINANCIAL SERVICES - 1.9%		
Broadridge Financial Solutions, Inc.	20,800	475,904
DIVERSIFIED OPERATIONS - 1.8%		
Koninklijke Philips Electronics N.V. (Netherlands).	17,500	464,450
ELECTRICAL COMPONENTS & EQUIPMENT - 2.2%		
Emerson Electric Co.	10,700	566,672
ELECTRONIC EQUIPMENT MANUFACTURING - 2.1%		
Molex, Inc.	19,500	532,935
ENERGY - 3.6%		
Chevron Corp.	4,700	508,258
Enbridge Energy Partners LP	14,000	390,600
		898,858
FOOD - 2.4%		
Flowers Foods, Inc.	25,500	593,385
FOOD DISTRIBUTORS - 2.2%		
SYSCO Corp.	17,200	544,552

The accompanying notes are an integral part of the financial statements.

11

Meridian Equity Income Fund Schedule of Investments (continued)

December 31, 2012 (Unaudited)

Shares

Value

COMMON STOCKS (continued)

HEALTH CARE PRODUCTS - 4.7%

Abbott Laboratories

9,400 $

615,700

Baxter International,

Inc.

8,600

573,276

1,188,976

HOUSEHOLD-HOME FURNISHINGS - 2.5%

Leggett & Platt, Inc.

22,825

621,297

INDUSTRIAL CONGLOMERATES - 2.0%

Air Products &

Chemicals, Inc.

6,100

512,522

INDUSTRIAL MACHINERY - 2.3%

Eaton Corp. Plc

(Ireland)

10,740

582,108

INSURANCE BROKERS - 1.7%

Marsh & McLennan Cos.,

Inc.

12,200

420,534

LEISURE & AMUSEMENT - 2.4%

Carnival Corp.

16,300

599,351

MEDIA - 2.0%

Meredith Corp.

14,800

509,860

METALS - 1.9%

Newmont Mining

Corp.

10,500

487,620

OIL & GAS-STORAGE & TRANSPORTATION - 1.8%

Spectra Energy Corp.

16,400

449,032

PACKAGING - 1.7%

Greif, Inc. Class A

9,900

440,550

PHARMACEUTICALS - 2.2%

Johnson & Johnson

7,885

552,738

Shares

Value

RAILROADS - 1.7%

Norfolk Southern

Corp.

6,800 $

420,512

REITS-DIVERSIFIED - 1.8%

Digital Realty Trust,

Inc.

6,800

461,652

RESTAURANTS - 1.8%

McDonald’s Corp.

5,065

446,784

RETAIL - 4.0%

Hasbro, Inc.

13,900

499,010

Cato Corp. (The)

Class A

18,500

507,455

1,006,465

RETAIL-DRUG STORE - 2.3%

Walgreen Co.

15,400

569,954

SEMICONDUCTORS - 3.6%

Intel Corp.

18,100

373,403

Linear Technology

Corp.

15,800

541,940

915,343

SOFT DRINKS - 2.1%

Dr Pepper Snapple Group,

Inc.

12,000

530,160

SOFTWARE & SERVICES - 3.5%

CA, Inc.

19,700

433,006

Microsoft Corp.

17,295

462,295

895,301

TELECOMMUNICATION SERVICES-INTEGRATED - 2.1%

AT&T, Inc.

15,680

528,573

TOBACCO - 2.0%

Reynolds American,

Inc.

12,150

503,375

The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund Schedule of Investments (continued)

December 31, 2012 (Unaudited)

Shares

Value

COMMON STOCKS (continued)

UTILITIES - 2.0%

Hawaiian Electric

Industries, Inc.

20,000

$502,800

TOTAL INVESTMENTS - 94.7%

(Cost $21,727,427)

23,907,914

CASH AND OTHER ASSETS, LESS

LIABILITIES - 5.3%

1,339,942

NET ASSETS - 100.0%

$25,247,856

REIT - Real Estate Investment Trust

The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund Schedule of Investments

December 31, 2012 (Unaudited)

Shares

Value

COMMON STOCKS - 94.0%

AIR FREIGHT & LOGISTICS - 1.5%

Expeditors International of Washington, Inc.

752,000 $

29,741,600

AUTOMOTIVE WHOLESALE SERVICES - 2.7%

LKQ Corp.*

2,578,000

54,395,800

BANKING - COMMERCIAL - 4.5%

Bank of Hawaii Corp.

1,055,930

46,513,717

East West Bancorp,

Inc.

2,031,700

43,661,233

90,174,950

BROKERAGE & MONEY MANAGEMENT - 4.7%

Affiliated Managers

Group, Inc.*

396,000

51,539,400

LPL Financial Holdings,

Inc.

1,517,690

42,738,150

94,277,550

BUILDING PRODUCTS - 2.7%

Valspar Corp.

868,200

54,175,680

CELLULAR COMMUNICATIONS - 3.4%

SBA Communications

Corp.

Class A*

958,000

68,037,160

CHEMICALS - SPECIALTY - 0.9%

RPM International,

Inc.

637,900

18,728,744

CONSUMER SERVICES - 2.0%

Rollins, Inc.

1,858,357

40,958,188

DISTRIBUTION & WHOLESALE - 2.9%

Watsco, Inc.

534,630

40,043,787

World Fuel Services

Corp.

457,600

18,839,392

58,883,179

Shares

Value

ELECTRONIC EQUIPMENT MANUFACTURING - 2.3%

AMETEK, Inc

1,255,000 $

47,150,350

ENERGY - 7.1%

Continental Resources,

Inc.*

575,650

42,304,519

Core Laboratories NV

(Netherlands)

273,165

29,859,666

FMC Technologies,

Inc.*

642,945

27,537,334

Noble Energy, Inc

437,950

44,557,033

144,258,552

ENVIRONMENTAL FACILITIES & SERVICES - 1.6%

Stericycle, Inc.*

351,100

32,747,097

FLOORING & CARPETS - 2.3%

Mohawk Industries,

Inc.*

504,955

45,683,279

FURNITURE & FIXTURES - 1.5%

Herman Miller, Inc

1,463,325

31,344,422

HEALTH CARE INFORMATION SERVICES - 2.1%

Cerner Corp.*

560,100

43,486,164

HEALTH CARE PRODUCTS - 4.0%

DENTSPLY

International, Inc

1,288,000

51,017,680

Edwards Lifesciences

Corp.*

341,000

30,747,970

81,765,650

HEALTH CARE TECHNOLOGY - 2.7%

IDEXX Laboratories,

Inc.*

379,000

35,171,200

Life Technologies

Corp.*

380,400

18,670,032

53,841,232

The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund Schedule of Investments

December 31, 2012 (Unaudited)

Shares

Value

COMMON STOCKS (continued)

INDUSTRIAL - 2.2%

Woodward, Inc.

883,900 $

33,703,107

Xylem, Inc.

432,000

11,707,200

45,410,307

INDUSTRIAL CONGLOMERATES -2.4%

Pall Corp.

804,000

48,449,040

INDUSTRIAL SERVICES - 1.2%

Ritchie Bros. Auctioneers,

Inc. (Canada)

1,147,705

23,975,557

INSURANCE BROKERS - 3.2%

Brown & Brown, Inc.

2,534,000

64,515,640

LEISURE & AMUSEMENT - 1.6%

Royal Caribbean Cruises,

Ltd.

925,050

31,451,700

PHARMACEUTICALS - 1.2%

Perrigo Co.

243,700

25,352,111

REAL ESTATE MANAGEMENT & SERVICES - 2.1%

Jones Lang LaSalle,

Inc.

500,000

41,970,000

RESTAURANTS - 1.0%

Cracker Barrel Old

Country Store, Inc.

318,000

20,434,680

RETAIL - 15.3%

AutoZone, Inc.*

89,500

31,721,485

Bed Bath & Beyond,

Inc.*

686,000

38,354,260

Shares

Value

RETAIL (continued)

Coach, Inc.

535,870

$29,746,144

Dollar Tree, Inc.*

654,900

26,562,744

DSW, Inc. Class A

481,000

31,596,890

Family Dollar Stores,

Inc.

148,000

9,384,680

Mattel, Inc.

1,224,205

44,830,387

PetSmart, Inc.

884,615

60,454,589

Sally Beauty Holdings,

Inc.*

902,300

21,267,211

Tumi Holdings, Inc.*

759,900

15,843,915

309,762,305

TECHNOLOGY - 5.9%

Autodesk, Inc.*

590,300

20,867,105

Trimble Navigation,

Ltd.*

1,032,495

61,722,551

Zebra Technologies Corp.

Class A*

946,500

37,178,520

119,768,176

TECH-SOFTWARE - 7.4%

ANSYS, Inc.*

337,800

22,747,452

Citrix Systems, Inc.*

461,000

30,310,750

MICROS Systems,

Inc.*

461,000

19,564,840

Solera Holdings, Inc.

768,700

41,102,389

Teradata Corp.*

566,700

35,073,063

148,798,494

TRUCKING - 1.6%

J.B. Hunt Transport

Services, Inc.

538,800

32,171,748

TOTAL COMMON STOCKS - 94.0%

(Cost $1,525,764,921)

1,901,709,355

The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund

Schedule of Investments (continued)

December 31, 2012 (Unaudited)

Value

U.S. GOVERNMENT OBLIGATIONS - 2.5%

U.S. Treasury Bill @ .106%**due 01/24/13

(Face Value $40,000,000)

$39,997,317

U.S. Treasury Bill @ .020%**due 03/21/13

(Face Value $10,000,000)

9,999,300

TOTAL U.S. GOVERNMENT

OBLIGATIONS

(Cost $49,996,878)

49,996,617

TOTAL INVESTMENTS - 96.5%

(Cost $1,575,761,799)

1,951,705,972

CASH AND OTHER ASSETS, LESS

LIABILITIES - 3.5%

70,133,595

NET ASSETS - 100.0%

$2,021,839,567

* Non-income producing securities

** Annualized yield at date of purchase

The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Schedule of Investments

December 31, 2012 (Unaudited)

	Shares		Value
COMMON STOCKS - 93.1%			
AEROSPACE & DEFENSE - 1.4%			
Orbital Sciences Corp.*	694,400	$	9,561,888
AGRICULTURE - 2.2%			
Monsanto Co.	152,100		14,396,265
AIR FREIGHT & LOGISTICS - 0.4%			
UTi Worldwide, Inc.	180,000		2,412,000
APPAREL - 3.0%			
Gildan Activewear, Inc. (Canada)	272,500		9,968,050
Maidenform Brands, Inc.*	508,400		9,908,716
			19,876,766
AUTOMOTIVE WHOLESALE SERVICES - 3.3%			
LKQ Corp.*	1,046,800		22,087,480
BANKING-COMMERCIAL - 1.6%			
Associated Banc-Corp.	783,600		10,280,832
BUSINESS SERVICES - 1.3%			
Cintas Corp.	206,000		8,425,400
CONSULTING SERVICES - 2.1%			
Huron Consulting Group, Inc.*	415,700		14,004,933
DIVERSIFIED FINANCIAL SERVICES - 6.0%			
Broadridge Financial Solutions, Inc.	910,400		20,829,952
Equifax, Inc.	359,000		19,429,080
			40,259,032
DIVERSIFIED OPERATIONS - 1.6%			
Koninklijke Philips Electronics N.V. (Netherlands)	400,600		10,631,924
ENERGY - 4.0%			
Energen Corp.	154,100	$	6,948,369
EOG Resources, Inc.	120,000		14,494,800
Ultra Petroleum Corp.*	303,700		5,506,081
			26,949,250
FOOD - 2.9%			
Flowers Foods, Inc.	570,000		13,263,900
Lancaster Colony Corp.	85,900		5,943,421
			19,207,321
HEALTH CARE PRODUCTS - 2.2%			
Haemonetics Corp.*	354,600		14,481,864
HEALTH CARE SERVICES - 1.9%			
ICON Plc ADR* (Ireland)	461,000		12,797,360
HOME IMPROVEMENT RETAIL - 1.8%			
Sherwin-Williams Co. (The)	76,000		11,690,320
HOUSEHOLD APPLIANCES - 1.7%			
Stanley Black & Decker, Inc.	149,790		11,079,966
INDUSTRIAL - 6.5%			
Aecon Group, Inc. (Canada)	540,600		5,788,067
Flowserve Corp.	125,300		18,394,040
Lennox International, Inc.	212,900		11,181,508
Xylem, Inc.	290,000		7,859,000
			43,222,615
INDUSTRIAL CONGLOMERATES - 1.0%			
Air Products & Chemicals, Inc.	81,300		6,830,826

The accompanying notes are an integral part of the financial statements.

17

Meridian Value Fund
Schedule of Investments (continued)

December 31, 2012 (Unaudited)

	Shares	Value
COMMON STOCKS (continued)		
INDUSTRIAL SERVICES - 3.1%		
Ritchie Bros. Auctioneers, Inc. (Canada)	518,200	$ 10,825,198
W.W. Grainger, Inc.	47,500	9,612,575
		20,437,773
INSURANCE - 1.3%		
Arthur J Gallagher & Co. (Canada)	252,000	8,731,800
LEISURE & AMUSEMENT - 6.9%		
Bally Technologies, Inc.*	286,700	12,818,357
Carnival Corp.	362,700	13,336,479
International Speedway Corp. Class A	242,000	6,684,040
Polaris Industries, Inc.	159,000	13,379,850
		46,218,726
METALS - 2.1%		
Newmont Mining Corp.	304,000	14,117,760
OFFICE SERVICES & SUPPLIES - 2.3%		
Steelcase, Inc. Class A	1,182,000	15,058,680
PHARMACEUTICALS - 1.0%		
BioMarin Pharmaceutical, Inc.*	131,400	6,471,450
RAILROADS - 3.9%		
GATX Corp.	301,000	13,033,300
Union Pacific Corp.	103,800	13,049,736
		26,083,036
REAL ESTATE - 1.8%		
Alexander & Baldwin, Inc.*	411,200	12,076,944
RESTAURANTS - 1.1%		
Denny's Corp.*	1,508,600	7,361,968
RETAIL - 5.5%		
Aeropostale, Inc.*	662,100	$ 8,613,921
Costco Wholesale Corp.	161,900	15,990,863
Mattel, Inc.	331,800	12,150,516
		36,755,300
SEMICONDUCTORS - 2.9%		
Linear Technology Corp.	256,400	8,794,520
Power Integrations, Inc.	311,800	10,479,598
		19,274,118
STORAGE - 1.3%		
Mobile Mini, Inc.*	409,400	8,527,802
TECHNOLOGY - 9.0%		
Autodesk, Inc.*	85,600	3,025,960
Brocade Communications Systems, Inc.*	1,835,100	9,781,083
Corning, Inc.	543,000	6,852,660
Cree, Inc.*	107,000	3,635,860
eBay, Inc.*	256,500	13,086,630
Verint Systems, Inc.*	422,600	12,407,536
Zebra Technologies Corp. Class A*	284,300	11,167,304
		59,957,033
TECH-SOFTWARE - 1.6%		
Citrix Systems, Inc.*	161,800	10,638,350
TRANSPORTATION - 1.8%		
Matson, Inc.	488,100	12,065,832
UTILITIES - 2.6%		
Hawaiian Electric Industries, Inc.	699,375	17,582,288
TOTAL COMMON STOCKS - 93.1% (Cost $485,914,461)		619,554,902

The accompanying notes are an integral part of the financial statements.

18

Meridian Value Fund

Schedule of Investments (continued)

December 31, 2012 (Unaudited)

Value

U.S. GOVERNMENT OBLIGATIONS - 2.3%

U.S. Treasury Bill @ .020%**due 03/21/13

(Face Value $15,000,000)

$14,998,950

TOTAL U.S. GOVERNMENT

OBLIGATIONS

(Cost $14,999,342)

14,998,950

TOTAL INVESTMENTS - 95.4%

(Cost $500,913,803)

634,553,852

CASH AND OTHER ASSETS, LESS

LIABILITIES - 4.6%

30,903,849

NET ASSETS - 100.0%

$665,457,701

ADR - American Depositary Receipt

* Non-income producing securities

** Annualized yield at date of purchase

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Assets and Liabilities

December 31, 2012 (Unaudited)

	Equity Income Fund	Growth Fund	Value Fund
ASSETS			
Investments (Cost $21,727,427, $1,575,761,799 and $500,913,803 respectively)	$23,907,914	$1,951,705,972	$ 634,553,852
Cash	1,335,170	58,725,534	31,197,736
Receivable for:			
Capital shares purchased	50	1,483,823	4,281,031
Securities sold	—	18,381,907	127,366
Dividends	36,801	88,000	380,697
Interest	58	2,077	1,808
Prepaid and other expenses	25,471	71,161	31,893
TOTAL ASSETS	25,305,464	2,030,458,474	670,574,383
LIABILITIES			
Payable for:			
Capital shares sold	245	6,941,661	1,063,826
Securities purchased	—	—	3,283,724
Accrued expenses:			
Investment advisory fees	12,225	1,344,745	567,179
Pricing fees	3,953	50,519	14,133
Professional fees	33,767	94,340	80,413
Transfer agent fees	3,918	159,193	107,407
Other payables and accrued expenses	3,500	28,449	—
TOTAL LIABILITIES	57,608	8,618,907	5,116,682
NET ASSETS	$25,247,856	$2,021,839,567	$ 665,457,701
Capital shares issued and outstanding, par value $0.01 (500,000,000, 500,000,000 and 500,000,000 shares authorized, respectively)	2,332,483	50,823,265	20,249,713
Net asset value per share (offering and redemption price)	$ 10.82	$ 39.78	$ 32.86
Net Assets consist of:			
Paid in capital	$25,928,197	$1,613,033,471	$ 647,800,714
Accumulated net realized gain (loss) on investments and foreign currency translations	(3,043,496)	34,107,868	(118,118,086)
Net unrealized appreciation on investments and foreign currency translations	2,180,487	375,944,173	133,639,754
Undistributed (distributions in excess of) net investment income	182,668	(1,245,945)	2,135,319
	$25,247,856	$2,021,839,567	$ 665,457,701

The accompanying notes are an integral part of the financial statements.

20

Meridian Fund, Inc.

Statements of Operations

For the Six Months Ended December 31, 2012 (Unaudited)

Equity

Income Fund

Growth Fund

Value Fund

INVESTMENT INCOME

Dividends

$474,749

$13,657,828

$6,164,438

Foreign tax withholding

—

(49,733)

(33,051)

Interest

341

51,671

14,538

Total investment income

475,090

13,659,766

6,145,925

EXPENSES

Investment advisory fees

128,018

8,678,688

3,418,148

Custodian fees

3,680

116,656

34,040

Directors’ fees and expenses

1,000

177,329

54,352

Pricing fees

12,880

125,672

41,952

Professional fees

36,969

400,017

135,976

Registration and filing fees

18,032

31,207

22,314

Reports to shareholders

5,180

153,595

53,693

Transfer agent fees

8,648

352,912

239,200

Miscellaneous expenses

463

36,236

10,795

Total expenses

214,870

10,072,312

4,010,470

Fees waived by Adviser (Note 2)

(43,909)

—

—

Net expenses

170,961

10,072,312

4,010,470

Net investment income

304,129

3,587,454

2,135,455

NET REALIZED AND UNREALIZED GAIN (LOSS) ON

INVESTMENTS AND FOREIGN CURRENCY RELATED

TRANSACTIONS

Net realized gain on investments

1,337,041

195,497,842

41,955,138

Net realized loss on foreign currency related transactions

—

—

(304)

Net change in unrealized appreciation/depreciation on investments

(573,021)

(115,857,721)

6,611,222

Net change in unrealized appreciation/depreciation on foreign currency related translations

—

—

(295)

Net realized and unrealized gain on investments and foreign currency related translations

764,020

79,640,121

48,565,761

NET INCREASE IN NET ASSETS RESULTING FROM

OPERATIONS

$1,068,149

$83,227,575

$50,701,216

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.

Statements of Changes in Net Assets

Equity Income Fund

Growth Fund

Six Months

Six Months

Ended

Ended

December 31, 2012

Year Ended

December 31, 2012

Year Ended

(Unaudited)

June 30, 2012

(Unaudited)

June 30, 2012

OPERATIONS

Net investment income

$304,129

$716,129

$3,587,454

$5,425,699

Net realized gain on investments

1,337,041

1,247,536

195,497,842

182,254,242

Net change in unrealized depreciation on investments

(573,021)

(1,059,666)

(115,857,721)

(132,481,769)

Net increase in net assets from operations

1,068,149

903,999

83,227,575

55,198,172

DISTRIBUTIONS TO SHAREHOLDERS

Distributions from ordinary income

(639,477)

(666,723)

(6,998,620)

(3,952,996)

Distributions from net realized capital gains

—

—

(312,973,113)

(179,546,182)

Net distributions

(639,477)

(666,723)

(319,971,733)

(183,499,178)

CAPITAL SHARE TRANSACTIONS

Proceeds from sales of shares

166,944

1,755,274

106,997,626

606,354,021

Reinvestment of distributions

626,539

661,090

308,101,399

177,474,961

Redemption fees

—

3,282

47,650

172,598

Less: redemptions of shares

(6,718,035)

(7,556,784)

(640,646,783)

(786,698,568)

Decrease resulting from capital share transactions

(5,924,552)

(5,137,138)

(225,500,108)

(2,696,988)

Total decrease in net assets

(5,495,880)

(4,899,862)

(462,244,266)

(130,997,994)

NET ASSETS

Beginning of period

30,743,736

35,643,598

2,484,083,833

2,615,081,827

End of period

$25,247,856

$30,743,736

$2,021,839,567

$2,484,083,833

Undistributed (distributions in excess of) net investment income at end of period

$182,668

$518,016

$(1,245,945)

$2,165,221

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.

Statements of Changes in Net Assets

Value Fund

Six Months

Ended

December 31, 2012

Year Ended

(Unaudited)

June 30, 2012

OPERATIONS

Net investment income

$2,135,455

$2,282,603

Net realized gain on investments and foreign currency related transactions

41,954,834

67,572,308

Net change in unrealized appreciation/depreciation on investments and foreign currency related translations

6,610,927

(51,595,129)

Net increase in net assets from operations

50,701,216

18,259,782

DISTRIBUTIONS TO SHAREHOLDERS

Distributions from ordinary income

(2,282,630)

(3,256,492)

Net distributions

(2,282,630)

(3,256,492)

CAPITAL SHARE TRANSACTIONS

Proceeds from sales of shares

5,383,210

17,262,910

Reinvestment of distributions

2,219,386

3,188,208

Redemption fees

1,234

8,236

Less: redemptions of shares

(79,212,175)

(216,127,160)

Decrease resulting from capital share transactions

(71,608,345)

(195,667,806)

Total decrease in net assets

(23,189,759)

(180,664,516)

NET ASSETS

Beginning of period

688,647,460

869,311,976

End of period

$665,457,701

$688,647,460

Undistributed net investment income at end of period

$2,135,319

$2,282,494

The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Six Months Ended December 31, 2012 (Unaudited)	For the Fiscal Year Ended June 30, 2012	2011	2010	2009	2008	2007	2006	For the fiscal period from January 31, 2005 through June 30, 2005+
Net Asset Value - Beginning of Period	$ 10.71	$ 10.61	$ 8.51	$ 6.88	$ 10.37	$ 13.14	$ 11.05	$ 10.10	$ 10.00
Income (Loss) from Investment Operations									
Net Investment Income	0.12[1]	0.22[1]	0.20[1]	0.19[1]	0.22[1]	0.24[1]	0.18	0.15	0.06
Net Gains (Losses) on Investments (both realized and unrealized)	0.27	0.09	2.11	1.63	(2.96)	(2.25)	2.19	0.93	0.04
Total From Investment Operations	0.39	0.31	2.31	1.82	(2.74)	(2.01)	2.37	1.08	0.10
Less Distributions									
Distributions from Net Investment Income	(0.28)	(0.21)	(0.21)	(0.19)	(0.22)	(0.22)	(0.17)	(0.12)	0.00
Distributions from Net Realized Capital Gains	0.00	0.00	0.00	0.00	(0.53)	(0.54)	(0.11)	(0.01)	0.00
Total Distributions	(0.28)	(0.21)	(0.21)	(0.19)	(0.75)	(0.76)	(0.28)	(0.13)	0.00
Net Asset Value - End of Period	$ 10.82	$ 10.71	$ 10.61	$ 8.51	$ 6.88	$ 10.37	$ 13.14	$ 11.05	$ 10.10
Total Return	3.63%[2]	3.09%	27.30%	26.44%	(26.75%)	(15.84%)	21.61%	10.75%	1.00%[2]
Ratios/Supplemental Data									
Net Assets, End of Period (000's)	$25,248	$30,744	$ 35,644	$ 24,937	$ 20,719	$ 33,519	$ 43,188	$ 25,451	$ 8,412
Ratio of Expenses to Average Net Assets									
Before fees waived	1.57%[3]	1.41%	1.25%	1.30%	1.43%	1.25%[5]	1.29%	1.67%	3.96%[3]
After fees waived[6]	1.25%[3]	1.25%	1.25%[4]	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%[3]
Ratio of Net Investment Income to Average Net Assets									
After fees waived	2.22%[3]	2.17%	2.04%	2.27%	2.73%	2.02%	1.64%	1.80%	2.11%[3]
Portfolio Turnover Rate	26%[2]	31%	29%	63%	49%	62%	37%	60%	25%[2]

+ The Fund commenced investment operations on January 31, 2005.

[1] Per share net investment income has been calculated using the average daily shares method.

[2] Not Annualized.

[3] Annualized.

[4] Includes fees waived, which were less than 0.01%.

[5] The Advisor recouped $4,849 during the fiscal year ended June 30, 2008, representing previously reimbursed expenses. Had such payment not been made, the expense ratio would have been 1.24%.

[6] See note 2 to Financial Statements.

The accompanying notes are an integral part of the financial statements.

24

Meridian Growth Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Six Months Ended December 31, 2012 (Unaudited)	For the Fiscal Year Ended June 30,									
		2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Net Asset Value - Beginning of Period	$ 45.06	$ 47.61	$ 33.94	$ 27.89	$ 33.60	$ 42.74	$ 38.54	$ 35.77	$ 35.38	$ 27.24	$ 28.10
Income (Loss) from Investment Operations											
Net Investment Income (Loss)	0.07[1]	0.10[1]	0.08[1]	0.08[1]	0.15[1]	0.05[1]	0.04	(0.01)	(0.07)	(0.04)	(0.08)
Net Gains (Losses) on Investments (both realized and unrealized)	1.68	0.69	13.67	6.11	(4.68)	(5.56)	7.29	3.58	1.02	9.10	(0.11)
Total From Investment Operations	1.75	0.79	13.75	6.19	(4.53)	(5.51)	7.33	3.57	0.95	9.06	(0.19)
Less Distributions											
Distributions from Net Investment Income	(0.15)	(0.07)	(0.07)	(0.12)	(0.09)	(0.05)	(0.01)	0.00	0.00	0.00	(0.06)
Distributions from Net Realized Capital Gains	(6.88)	(3.27)	(0.01)	0.00	(1.09)	(3.58)	(3.12)	(0.80)	(0.56)	(0.92)	(0.61)
Distributions from Paid in Capital Distribution	0.00	0.00	0.00	(0.02)	(0.00)[2]	0.00	0.00	0.00	0.00	0.00	0.00
Total Distributions	(7.03)	(3.34)	(0.08)	(0.14)	(1.18)	(3.63)	(3.13)	(0.80)	(0.56)	(0.92)	(0.67)
Net Asset Value - End of Period	$ 39.78	$ 45.06	$ 47.61	$ 33.94	$ 27.89	$ 33.60	$ 42.74	$ 38.54	$ 35.77	$ 35.38	$ 27.24
Total Return	3.73%[3]	2.45%	40.51%	22.18%	(13.01%)	(13.80%)	19.69%	10.08%	2.65%	33.65%	(0.20%)
Ratios/Supplemental Data											
Net Assets, End of Period (000's)	$2,021,840	$2,484,084	$2,615,082	$1,438,266	$1,197,656	$1,516,015	$2,066,750	$1,689,374	$1,693,564	$1,273,302	$448,393
Ratio of Expenses to Average Net Assets	0.88%[4]	0.85%	0.81%	0.84%	0.86%	0.84%	0.84%	0.85%	0.86%	0.88%	0.95%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.31%[4]	0.22%	0.18%	0.24%	0.52%	0.13%	0.11%	(0.03%)	(0.21%)	(0.21%)	(0.47%)
Portfolio Turnover Rate	18%[3]	25%	26%	37%	35%	39%	40%	29%	32%	19%	27%

[1] Per share net investment income (loss) has been calculated using the average daily shares method.
[2] Distribution includes a return of capital that rounds to less than $.01 per share.
[3] Not Annualized.
[4] Annualized.

The accompanying notes are an integral part of the financial statements.

25

Meridian Value Fund, Inc.
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the Six Months Ended December 31, 2012 (Unaudited)	For the Fiscal Year Ended June 30,									
		2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
Net Asset Value - Beginning of Period	$ 30.60	$ 29.59	$ 22.80	$ 20.53	$ 29.43	$ 38.79	$ 36.14	$ 38.11	$ 40.35	$ 31.65	$ 30.34
Income (Loss) from Investment Operations											
Net Investment Income (Loss)	0.10[1]	0.09[1]	0.10[1]	0.07[1]	0.22[1]	0.15[1]	0.41	0.18	0.19	0.00	(0.03)
Net Gains (Losses) on Investments (both realized and unrealized)	2.27	1.05[2]	6.77	2.45	(7.80)	(3.12)	7.74	2.45	2.96	8.70	1.34
Total From Investment Operations	2.37	1.14	6.87	2.52	(7.58)	(2.97)	8.15	2.63	3.15	8.70	1.31
Less Distributions											
Distributions from Net Investment Income	(0.11)	(0.13)	(0.08)	(0.25)	0.00	(0.35)	(0.41)	(0.32)	(0.28)	0.00	0.00
Distributions from Net Realized Capital Gains	0.00	0.00	0.00	0.00	(1.32)	(6.04)	(5.09)	(4.28)	(5.11)	0.00	0.00
Total Distributions	(0.11)	(0.13)	(0.08)	(0.25)	(1.32)	(6.39)	(5.50)	(4.60)	(5.39)	0.00	0.00
Net Asset Value - End of Period	$ 32.86	$ 30.60	$ 29.59	$ 22.80	$ 20.53	$ 29.43	$ 38.79	$ 36.14	$ 38.11	$ 40.35	$ 31.65
Total Return	7.75%[3]	3.89%[2]	30.13%	12.20%	(25.72%)	(8.82%)	23.90%	7.35%	8.00%	27.49%	4.32%
Ratios/Supplemental Data											
Net Assets, End of Period (000's)	$665,458	$688,647	$869,312	$802,936	$ 831,572	$1,319,186	$1,819,440	$1,686,874	$2,271,478	$2,226,590	$1,456,552
Ratio of Expenses to Average Net Assets	1.17%[4]	1.14%	1.09%	1.09%	1.12%	1.09%	1.08%	1.09%	1.08%	1.09%	1.11%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.62%[4]	0.31%	0.37%	0.27%	0.97%	0.44%	0.59%	0.49%	0.48%	0.01%	(0.12%)
Portfolio Turnover Rate	23%[3]	20%	38%	45%	87%	61%	75%	58%	59%	81%	60%

[1] Per share net investment income (loss) has been calculated using the average daily shares method.

[2] Includes a gain resulting from litigation payments on securities owned in a prior year. Without these gains, the net realized gains on investments per share would have been $0.99, and the return would have been 3.69%.

[3] Not Annualized.

[4] Annualized.

The accompanying notes are an integral part of the financial statements.

26

Meridian Fund, Inc.

Notes to Financial Statements

For the Six Months Ended December 31, 2012 (Unaudited)

1. Organization and Significant Accounting Policies: Meridian Fund, Inc. (the “Meridian Funds”) is comprised of the Meridian Equity Income Fund (the “Equity Income Fund”), the Meridian Growth Fund (the “Growth Fund”) and the Meridian Value Fund (the “Value Fund”). The Equity Income Fund, the Growth Fund and the Value Fund (each a “Fund” and collectively, the “Funds”) are registered under the Investment Company Act of 1940, as no-load, diversified, open-end management investment companies. The Equity Income Fund began operations and was registered on January 31, 2005. The Growth Fund began operations and was registered on August 1, 1984.

The Value Fund began operations on February 10, 1994 and was registered on February 7, 1994.

The primary investment objective of the Equity Income Fund is to seek long-term growth of capital along with income as a component of total return.

The primary investment objective of the Growth Fund is to seek long-term growth of capital.

The primary investment objective of the Value Fund is to seek long-term growth of capital.

The following is a summary of significant accounting policies for all of the Funds:

a. Investment Valuations: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by Aster Investment Management Company, Inc. (the “Adviser”) under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors (the “Board”). Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are valued at amortized cost which approximates fair market value.

b. Federal Income Taxes: It is the Funds’ policy to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and to distribute all of their taxable income to their shareholders; therefore, no federal income tax provision is required.

c. Security Transactions: Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date. Interest income is accrued daily.

d. Cash and Cash Equivalents: All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Available funds are automatically swept into a Cash Reserve account, which preserves capital with a consistently competitive rate of return. Interest accrues daily and is credited by the third business day of the following month.

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Six Months Ended December 31, 2012 (Unaudited)

e. Expenses: Expenses arising in connection with a Fund are charged directly to that Fund. Expenses common to the Funds are generally allocated to each Fund in proportion to their relative net assets.

f. Use of Estimates: The preparation of financial statements in accordance with accounting principals generally accepted in the U.S. (“GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and revenue and expenses at the date of the financial statements. Actual amounts could differ from those estimates.

g. Distributions to Shareholders: The Funds record distributions to shareholders on the ex- dividend date. The amount of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from GAAP. These “book/tax” differences are either considered temporary or permanent in nature.

To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification.

Distributions which exceed net investment income and net realized capital gains are reported as distributions in excess of net investment income or distributions in excess of net realized capital gains for financial reporting purposes but not for tax purposes. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.

h. Guarantees and Indemnification: Under the Funds’ organizational documents, its Officers and Directors are indemnified against certain liability arising out of the performance of their duties to the Funds. Additionally, in the normal course of business, the Funds enter into contracts with service providers that contain general indemnification clauses. The Funds’ maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

i. Foreign Currency Translation: Securities denominated in foreign currencies are converted into U.S. dollars using the spot market rate of exchange at the time of valuation. Purchases and sales of such securities and related dividend and interest income are converted into U.S. dollars using the spot market rate of exchange prevailing on the respective dates of such translations. Foreign securities and currency transactions may involve risks not associated with U.S. securities and currency. The Funds do not separately report the effect of changes in foreign exchange rates from changes in market prices on securities held. Such changes are included in net realized and unrealized gain or loss from investments as reported in the Statement of Operations.

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Six Months Ended December 31, 2012 (Unaudited)

j. Fair Value Measurements: As described in Note 1.a. above, the Funds utilize various methods to determine and measure the fair value of investment securities on a recurring basis. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below: Level 1—quoted prices in active markets for identical securities; Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.); and Level 3—significant unobservable inputs (including the Fund’s determinations as to the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risks associated with investing in those securities. The summary of inputs used to value the Funds’ securities as of December 31, 2012 is as follows:

Equity

Valuation Inputs

Income Fund

Growth Fund

Value Fund

Level 1—Quoted Prices*

$23,907,914

$1,901,709,355

$619,554,902

Level 2—Other Significant Observable

Inputs**

—

49,996,617

14,998,950

Level 3—Significant Unobservable Inputs

—

—

—

Total Market Value of Investments

$23,907,914

$1,951,705,972

$634,553,852

* Level 1 investments are comprised of common stock with industry classifications as defined on the Schedule of Investments.

** Level 2 investments are limited to U.S. Treasury Securities.

During the six months ended December 31, 2012 there were no reportable transfers between levels.

2. Related Parties: Effective July 13, 2012, the Meridian Funds, on behalf of each Fund, entered into a new Investment Management Agreement and Service Agreement with the Adviser (the “Management Agreement”). The Funds’ Board, and each Fund’s shareholders, approved, among other matters, the Management Agreement with the Adviser. Please see the Board Consideration of Proposed Management Agreement (unaudited) and Shareholder Meeting Results (unaudited) sections in the June 30, 2012 Annual Report to Shareholders for additional information.

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Six Months Ended December 31, 2012 (Unaudited)

Prior to his death on February 16, 2012, Richard F. Aster, Jr. owned approximately 96% of the Adviser. In connection with his death, Mr. Aster’s ownership interest in the Adviser, among other assets, was transferred (the “Transfer”) to a trust (the “Trust”). First Republic Trust Company (“First Republic”), as a co-trustee of the Trust, has sole authority to act under the Trust agreement with respect to the Trust’s ownership interest in the Adviser. In this regard, First Republic has the authority, on behalf of the Trust, without limitation, to make all decisions regarding the Trust’s ownership interest in the Adviser, as well as the administration, management and operations of the Adviser. First Republic has advised that it is considering its options with respect to its holdings of shares of the Adviser, and First Republic has indicated that it has hired an independent financial adviser to assist it in identifying and evaluating potential options. A transfer by the Trust of some or all of its shares in the Adviser may result in a change of control of the Adviser, thereby requiring shareholder approval of a new management agreement.

The Funds were previously managed by the Adviser under an Investment Management Agreement, Power of Attorney and Service Agreement, dated November 1, 2000 (for the Growth Fund and the Value Fund), and an Investment Management Agreement, dated January 31, 2005 (for the Equity Income Fund) (together, the “Previous Management Agreements”). The Management Agreement has the same fee rates as, and is otherwise substantially similar to, the Previous Management Agreements for each Fund. None of the differences between the Management Agreement and the Previous Management Agreements are considered to be material in nature.

The Adviser receives from the Equity Income Fund, as compensation for its services, an annual fee of 1% of the first $10,000,000 of the Equity Income Fund’s net assets, 0.90% of the next $20,000,000 of the Equity Income Fund’s net assets, 0.80% of the next $20,000,000 of the Equity Income Fund’s net assets and 0.70% of the Equity Income Fund’s net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets.

The Adviser receives from the Growth Fund, as compensation for its services, an annual fee of 1% of the first $50,000,000 of the Growth Fund’s net assets and 0.75% of the Growth Fund’s net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets.

The Adviser receives from the Value Fund, as compensation for its services, an annual fee of 1% of the Value Fund’s net assets. The fee is paid monthly in arrears and calculated based on that month’s daily average net assets.

The Adviser voluntarily agreed to waive its fee and reimburse expenses, to the extent that total annual operating expenses for the Equity Income Fund exceeds 1.25%. With respect to these limits, the Adviser waived fees in the amount of $43,909 for the Equity Income Fund during the six months ended December 31, 2012.

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Six Months Ended December 31, 2012 (Unaudited)

For a period not to exceed three years from the date on which a waiver or reimbursement of expenses in excess of the expense limitation is made by the Adviser, the Equity Income Fund will carry forward, and may repay the Adviser such amounts; provided the Fund is able to effect such reimbursement and maintain the expense limitation.

At December 31, 2012, the balance of carried forward recoupable expenses along with the year of expiration for the Equity Income Fund was:

Amount

$12,855

1,193

52,027

43,909

Expiration

2013

2014

2015

2016

Subject to the approval of the Board, the Fund may repay the Adviser the amount of its reimbursement for the Equity Income Fund for up to three years following the reimbursement to the extent the Equity Income Fund’s expenses drop below 1.25%, after giving effect to repayment by the Fund. Either the Fund or the Adviser can modify or terminate this arrangement at any time.

The Richard F. Aster, Jr. Trust owns the majority of the shares of the Adviser. Beneficial ownership in the Funds by the Richard F. Aster, Jr. Trust as of December 31, 2012 were as follows:

Equity Income Fund

Growth Fund

Value Fund

73.26%

0.88%

2.57%

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Six Months Ended December 31, 2012 (Unaudited)

3. **Capital Shares Transactions:** Transactions in capital shares for the six months ended December 31, 2012 and the fiscal year ended June 30, 2012 were as follows:

	Equity Income Fund	
	December 31, 2012	June 30, 2012
Increase in Fund shares:		
Shares sold	15,238	168,446
Shares issued from reinvestment of distributions	57,323	66,844
	72,561	235,290
Shares redeemed	(611,273)	(722,117)
Net decrease	(538,712)	(486,827)

	Growth Fund	
	December 31, 2012	June 30, 2012
Increase in Fund shares:		
Shares sold	2,389,060	13,733,443
Shares issued from reinvestment of distributions	7,664,214	4,381,018
	10,053,274	18,114,461
Shares redeemed	(14,357,864)	(17,918,599)
Net increase (decrease)	(4,304,590)	195,862

	Value Fund	
	December 31, 2012	June 30, 2012
Increase in Fund shares:		
Shares sold	169,457	601,947
Shares issued from reinvestment of distributions	67,213	117,473
	236,670	719,420
Shares redeemed	(2,493,825)	(7,589,319)
Net decrease	(2,257,155)	(6,869,899)

4. **Directors and Officers:** Certain Directors and/or Officers of the Funds are also Directors and/or Officers of the Adviser. The sole Director and acting Chief Executive Officer of the Adviser is a Director of the Funds and is a minority shareholder of the Adviser. Directors and Officers of the Funds who are Directors and/or Officers of the Adviser receive no compensation from the Funds.

32

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Six Months Ended December 31, 2012 (Unaudited)

Each Non-Interested Director is paid an annual fee set at $40,000. An additional $5,000 is paid to each Non-Interested Director for attendance at each in-person meeting of the Board and an additional $1,000 is paid to each Non-Interested Director for participating in a telephonic meeting of the Board. An additional $3,000 is paid to each member of the Audit or Governance Committee of the Board for attendance at an in-person Audit or Governance Committee meeting and an additional $1,000 is paid to each member of the Audit or Governance Committee of the Board for participating in a telephonic Audit or Governance Committee meeting.

An additional $10,000 is paid to the Chairman of the Board and the Chairman of a Committee of the Board. The Chairman of the Board also receives an additional $2,500 for attending each in-person meeting of the Board. The Chairman of a Committee receives an additional $2,000 for attending each in person Committee meeting.

5. Investment Transactions: The cost of investments purchased and the proceeds from sales of investments, excluding short-term securities and U.S. government obligations, for the six months ended December 31, 2012, were as follows:

Equity Income Fund

Growth Fund

Value Fund

Purchases

$6,757,704

375,814,398

145,622,720

Proceeds from Sales

$13,027,489

911,743,005

193,180,639

6. Distribution Information: Income and long-term capital gains distributions are determined in accordance with federal income tax regulations, which may differ from GAAP. The tax character of distributions made during the fiscal years ended June 30, 2012 is as follows:

Equity Income Fund

Growth Fund

Value Fund

Ordinary Income

$666,723

4,922,849

3,256,492

2012 Taxable Distributions

Net

Long-Term

Capital Gain

$ —

178,576,329

—

Total

Distributions

$666,723

183,499,178

3,256,492

7. Federal Income Taxes Information: Management has analyzed the Funds’ tax positions taken on federal income tax returns for all open tax years (current and prior three tax years), and has concluded that no provision for federal income tax is required in the Funds’ financial statements.

The Funds’ federal and state income and federal excise tax returns for tax years for which the applicable statutes of limitations have not expired are subject to examination by the Internal Revenue Service and state departments of revenue.

Meridian Fund, Inc.

Notes to Financial Statements (continued)

For the Six Months Ended December 31, 2012 (Unaudited)

The aggregate cost of investments, unrealized appreciation and depreciation which are book figures that approximate federal income tax basis, at December 31, 2012 is as follows:

Equity Income Fund

Growth Fund

Value Fund

Aggregate Cost

$21,727,427

1,575,761,799

500,913,803

Aggregate Gross

Unrealized

Appreciation

$2,641,233

399,693,078

148,237,535

Aggregate Gross

Unrealized

Depreciation

$(460,746)

(23,748,905)

(14,597,781)

Net Unrealized

Appreciation/

(Depreciation)

$2,180,487

375,944,173

133,639,754

As of June 30, 2012 the Funds had capital loss carry forwards available to offset future realized capital gains through the indicated expiration dates:

Equity Income Fund

Value Fund

Amount

$4,369,979

156,963,829

Expires

2018

2018

Under the Regulated Investment Company Modernization Act of 2010, the eight-year limit on the carry forward and use of capital losses was eliminated and capital losses incurred by the Funds after June 30, 2011 will not be subject to expiration. In addition, losses incurred after June 30, 2011 will retain their character as either a short-term or long-term capital loss on the first day of the next taxable year and must be utilized prior to the losses incurred in pre-enactment taxable years.

8. Concentration and Market Risk: Investing in the Funds may involve certain risks, as discussed in the Funds’ prospectus, including, but not limited to, those described below. Any of these risks could cause an investor to lose money.

The value of a Fund’s stock investments will fluctuate in response to the activities of individual companies and general stock market and economic conditions.

From time to time, the Funds may have individual shareholders holding a significant percentage of shares outstanding. Investment activities of these shareholders could have a material impact on the Funds. In this regard, as indicated in Note 2 Related Parties, the Richard F. Aster, Jr. Trust owned 73.26% of the Meridian Equity Income Fund as of December 31, 2012.

9. Subsequent Events: Management has evaluated the impact of all subsequent events on the Funds through the date the financial statements were issued, and has noted no additional events that require recognition or disclosure in the financial statements.

Meridian Fund, Inc.

Additional Information

For the Six Months Ended December 31, 2012 (Unaudited)

1. Proxy Voting Record and Proxy Voting Policies and Procedures: A description of the policies and procedures that each Fund uses to determine how to vote proxies relating to portfolio securities along with information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30 is available (i) without charge, upon request, by calling (800) 446-6662; (ii) on our website at http://www.meridianfund.com; and (iii) on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov.

2. Information on Form N-Q: The Company files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q within sixty days after the end of the period. The Company’s Form N-Q is available on the SEC’s website at http://www.sec.gov, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling (800) 732-0330.

MERIDIAN FUND, INC.

This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Officers and Directors

JOHN EMRICH

MICHAEL S. ERICKSON

JAMES B. GLAVIN

RONALD ROTTER

MICHAEL STOLPER

Directors

GREGG B. KEELING

Acting President

Chief Financial Officer

Treasurer, Secretary and

Chief Compliance Officer

Custodian

THE BANK OF NEW YORK MELLON

New York, New York

Transfer Agent and Disbursing Agent

BNY MELLON INVESTMENT SERVICING (US) INC.

King of Prussia, Pennsylvania

(800) 446-6662

Counsel

GOODWIN PROCTER LLP

Washington, D.C.

Independent Registered Public

Accounting Firm

PRICEWATERHOUSECOOPERS LLP

San Francisco, California

MERIDIAN EQUITY INCOME FUND®

MERIDIAN GROWTH FUND®

MERIDIAN VALUE FUND®

SEMI-ANNUAL REPORT

MERIDIAN FUND

INCORPORATED®

60 E. Sir Francis Drake Blvd.

Wood Island, Suite 306

Larkspur, CA 94939

www.meridianfund.com

Telephone (800) 446-6662

December 31, 2012

Top Ten Sectors

12/31/2012

Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets
Health Care Products	$1,188,976	4.7%
Retail	1,006,465	4.0
Semiconductors	915,343	3.6
Energy	898,858	3.6
Software & Services	895,301	3.5
Chemicals—Specialty	645,920	2.6
Household—Home Furnishings	621,297	2.5
Leisure & Amusement	599,351	2.4
Consumer Products—Household	595,231	2.4
Food	593,385	2.4

Total Net Assets	$25,247,856

Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets
Retail	$309,762,305	15.3%
Tech—Software	148,798,494	7.4
Energy	144,258,552	7.1
Technology	119,768,176	5.9
Brokerage & Money Management	94,277,550	4.7
Banking—Commercial	90,174,950	4.5
Health Care Products	81,765,650	4.0
Cellular Communications	68,037,160	3.4
Insurance Brokers	64,515,640	3.2
Distribution & Wholesale	58,883,179	2.9

Total Net Assets	$2,021,839,567

Meridian Value Fund

	Market	Pct.
Sector	Value	Assets
Technology	$59,957,033	9.0%
Leisure & Amusement	46,218,726	6.9
Industrial	43,222,615	6.5
Diversified Financial Services	40,259,032	6.0
Retail	36,755,300	5.5
Energy	26,949,250	4.0
Railroads	26,083,036	3.9
Automotive Wholesale Services	22,087,480	3.3
Industrial Services	20,437,773	3.1
Apparel	19,876,766	3.0

Total Net Assets	$665,457,701

Top Ten Holdings

12/31/2012

Meridian Equity Income Fund

	Market	Pct.
Holding	Value	of Portfolio
RPM International, Inc.	$645,920	2.6%
Leggett & Platt, Inc.	621,297	2.5
Abbott Laboratories	615,700	2.4
Carnival Corp.	599,351	2.4
Kimberly-Clark Corp.	595,231	2.4
Flowers Foods, Inc.	593,385	2.4
Eaton Corp. Plc (Ireland)	582,108	2.3
Baxter International, Inc.	573,276	2.3
Walgreen Co.	569,954	2.3
Emerson Electric Co.	566,672	2.2

Total Net Assets	$25,247,856

Meridian Growth Fund

	Market	Pct.
Holding	Value	of Portfolio
SBA Communications Corp. Class A	$68,037,160	3.4%
Brown & Brown, Inc.	64,515,640	3.2
Trimble Navigation, Ltd.	61,722,551	3.1
PetSmart, Inc.	60,454,589	3.0
LKQ Corp.	54,395,800	2.7
Valspar Corp.	54,175,680	2.7
Affiliated Managers Group, Inc.	51,539,400	2.5
DENTSPLY International, Inc.	51,017,680	2.5
Pall Corp.	48,449,040	2.4
AMETEK, Inc.	47,150,350	2.3

Total Net Assets	$2,021,839,567

Meridian Value Fund

	Market	Pct.
Holding	Value	of Portfolio
LKQ Corp.	$22,087,480	3.3%
Broadridge Financial Solutions, Inc.	20,829,952	3.1
Equifax, Inc.	19,429,080	2.9
Flowserve Corp.	18,394,040	2.8
Hawaiian Electric Industries, Inc.	17,582,288	2.6
Costco Wholesale Corp.	15,990,863	2.4
Steelcase, Inc. Class A	15,058,680	2.3
EOG Resources, Inc.	14,494,800	2.2
Haemonetics Corp.	14,481,864	2.2
Monsanto Co.	14,396,265	2.2

Total Net Assets	$665,457,701

MERIDIAN FUND, INC.

Meridian Equity Income Fund

Performance Update                         12/31/2012

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%
12/31/2006	12.24	0.28	26.72
12/31/2007	11.42	0.76	26.08
12/31/2008	7.23	0.75	(11.87)
12/31/2009	8.65	0.19	7.78
12/31/2010	9.88	0.21	25.70
12/31/2011	10.22	0.21	32.78
12/31/2012	10.82	0.28	44.19

For the period ending 31-Dec-12	Total Return	Average Annual Compound Rate of Return
One Year	8.59%	8.59%
Three Years	33.79%	10.19%
Five Years	14.37%	2.72%
Since Inception (01/31/05)	44.19%	4.73%

Portfolio @ 12/31/2012

AEROSPACE & DEFENSE—2.1%
Lockheed Martin Corp.
AIR FREIGHT & LOGISTICS—2.0%
United Parcel Service, Inc. Class B
ASSET MANAGEMENT & CUSTODY BANKS—2.2%
BlackRock, Inc.
BANKING—COMMERCIAL—1.9%
Bank of Hawaii Corp.
BANKING—REGIONAL BANKS— 1.9%
Cullen/Frost Bankers, Inc.
BREWERS—2.0%
Molson Coors Brewing Co. Class B
CHEMICALS—DIVERSIFIED—1.7%
EI du Pont de Nemours & Co.
CHEMICALS—SPECIALTY—2.6%
RPM International, Inc.
COMPUTER HARDWARE—1.6%
Diebold, Inc.
CONSTRUCTION & ENGINEERING—2.0%
Mine Safety Appliances Co.
CONSUMER PRODUCTS— HOUSEHOLD—2.4%
Kimberly-Clark Corp.
DATA PROCESSING & OUTSOURCED SERVICES—2.0%
Paychex, Inc.
DISTRIBUTION & WHOLESALE— 2.0%
Genuine Parts Co.
DIVERSIFIED FINANCIAL SERVICES—1.9%
Broadridge Financial Solutions, Inc.
DIVERSIFIED OPERATIONS—1.8%
Koninklijke Philips Electronics N.V. (Netherlands)

ELECTRICAL COMPONENTS & EQUIPMENT—2.2%
Emerson Electric Co.
ELECTRONIC EQUIPMENT MANUFACTURING—2.1%
Molex, Inc.
ENERGY—3.6%
Chevron Corp.
Enbridge Energy Partners LP
FOOD—2.4%
Flowers Foods, Inc.
FOOD DISTRIBUTORS—2.2%
SYSCO Corp.
HEALTH CARE PRODUCTS—4.7%
Abbott Laboratories
Baxter International, Inc.
HOUSEHOLD—HOME FURNISHINGS—2.5%
Leggett & Platt, Inc.
INDUSTRIAL CONGLOMERATES— 2.0%
Air Products & Chemicals, Inc.
INDUSTRIAL MACHINERY—2.3%
Eaton Corp. Plc (Ireland)
INSURANCE BROKERS—1.7%
Marsh & McLennan Cos., Inc.
LEISURE & AMUSEMENT—2.4%
Carnival Corp.
MEDIA—2.0%
Meredith Corp.
METALS—1.9%
Newmont Mining Corp.
OIL & GAS—STORAGE & TRANSPORTATION—1.8%
Spectra Energy Corp.

PACKAGING—1.7%
Greif, Inc. Class A
PHARMACEUTICALS—2.2%
Johnson & Johnson
RAILROADS—1.7%
Norfolk Southern Corp.
REITS—DIVERSIFIED—1.8%
Digital Realty Trust, Inc. REIT
RESTAURANTS—1.8%
McDonald’s Corp.
RETAIL—4.0%
Hasbro, Inc.
Cato Corp. (The) Class A
RETAIL—DRUG STORE—2.3%
Walgreen Co.
SEMICONDUCTORS—3.6%
Intel Corp.
Linear Technology Corp.
SOFT DRINKS—2.1%
Dr Pepper Snapple Group, Inc.
SOFTWARE & SERVICES—3.5%
CA, Inc.
Microsoft Corp.
TELECOMMUNICATION SERVICES—INTEGRATED—2.1%
AT&T, Inc.
TOBACCO—2.0%
Reynolds American, Inc.
UTILITIES—2.0%
Hawaiian Electric Industries, Inc

Breakdowns —
Common Stock Cost	$21,727,427
Common Stock %	94.7%
US Treasury Bills	0.0%
Cash and Other Assets Less Liabilities	5.3%

MERIDIAN FUND, INC.

Meridian Growth Fund

Performance Update                         12/31/2012

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%
12/31/1985	13.01	0.10	31.24
12/31/1986	13.57	1.23	48.37
12/31/1987	11.51	1.24	36.86
12/31/1988	13.59	0.00	61.59
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.29
12/31/2008	25.07	1.18	1278.60
12/31/2009	34.00	0.14	1777.23
12/31/2010	44.59	0.07	2365.98
12/31/2011	41.63	3.34	2392.28
12/31/2012	39.78	7.03	2698.13

For the period ending 31-Dec-12	Total Return	Average Annual Compound Rate of Return
One Year	12.27%	12.27%
Three Years	49.06%	14.23%
Five Years	41.37%	7.17%
Ten Years	193.10%	11.35%
Since Inception (8/1/84)	2698.13%	12.44%

Breakdowns—
Common Stock Cost	$1,525,764,921
Common Stock %	94.0%
US Treasury Bills	2.5%
Cash and Other Assets Less Liabilities	3.5%

Portfolio @                     12/31/2012

AIR FREIGHT & LOGISTICS—1.5%
Expeditors International of Washington, Inc.
AUTOMOTIVE WHOLESALE SERVICES—2.7%
LKQ Corp.*
BANKING—COMMERCIAL—4.5%
Bank of Hawaii Corp.
East West Bancorp, Inc.
BROKERAGE & MONEY MANAGEMENT—4.7%
Affiliated Managers Group, Inc.*
LPL Financial Holdings, Inc.
BUILDING PRODUCTS—2.7%
Valspar Corp.
CELLULAR COMMUNICATIONS—3.4%
SBA Communications Corp. Class A*
CHEMICALS—SPECIALTY—0.9%
RPM International, Inc.
CONSUMER SERVICES—2.0%
Rollins, Inc.
DISTRIBUTION & WHOLESALE—2.9%
Watsco, Inc.
World Fuel Services Corp.
ELECTRONIC EQUIPMENT MANUFACTURING—2.3%
AMETEK, Inc.
ENERGY—7.1%
Continental Resources, Inc.*
Core Laboratories NV (Netherlands)
FMC Technologies, Inc.*
Noble Energy, Inc.

ENVIRONMENTAL FACILITIES & SERVICES—1.6%
Stericycle, Inc.*
FLOORING & CARPETS—2.3%
Mohawk Industries, Inc.*
FURNITURE & FIXTURES—1.5%
Herman Miller, Inc.
HEALTH CARE INFORMATION SERVICES—2.1%
Cerner Corp.*
HEALTH CARE PRODUCTS—4.0%
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*
HEALTH CARE TECHNOLOGY—2.7%
IDEXX Laboratories, Inc.*
Life Technologies Corp.*
INDUSTRIAL—2.2%
Woodward, Inc.
Xylem, Inc.
INDUSTRIAL CONGLOMERATES—2.4%
Pall Corp.
INDUSTRIAL SERVICES—1.2%
Ritchie Bros. Auctioneers, Inc. (Canada)
INSURANCE BROKERS—3.2%
Brown & Brown, Inc.
LEISURE & AMUSEMENT—1.6%
Royal Caribbean Cruises, Ltd.
PHARMACEUTICALS—1.2%
Perrigo Co.

REAL ESTATE MANAGEMENT & SERVICES—2.1%
Jones Lang LaSalle, Inc.
RESTAURANTS—1.0%
Cracker Barrel Old Country Store, Inc.
RETAIL—15.3%
AutoZone, Inc.*
Bed Bath & Beyond, Inc.*
Coach, Inc.
Dollar Tree, Inc.*
DSW, Inc. Class A
Family Dollar Stores, Inc.
Mattel, Inc.
PetSmart, Inc.
Sally Beauty Holdings, Inc.*
Tumi Holdings, Inc.*
TECHNOLOGY—5.9%
Autodesk, Inc.*
Trimble Navigation, Ltd.*
Zebra Technologies Corp. Class A*
TECH—SOFTWARE—7.4%
ANSYS, Inc.*
Citrix Systems, Inc.*
MICROS Systems, Inc.*
Solera Holdings, Inc.
Teradata Corp.*
TRUCKING—1.6%
J.B. Hunt Transport Services, Inc.

* Non-income producing securities

MERIDIAN FUND, INC.

Meridian Value Fund

Performance Update                         12/31/2012

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period Ending	NAV per share	Dividend Paid	Inception to Date (%)
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%
12/30/1995	11.91	0.00	19.10
12/31/1996	14.85	0.86	57.62
12/31/1997	15.86	2.23	91.30
12/31/1998	18.32	0.47	127.54
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
12/31/2008	20.40	1.32	479.90
12/31/2009	24.51	0.25	603.93
12/31/2010	28.90	0.08	732.27
12/31/2011	28.08	0.13	712.39
12/31/2012	32.86	0.11	853.92

For the period ending 31-Dec-12	Total Return	Average Annual Compound Rate of Return
One Year	17.42%	17.42%
Three Years	35.52%	10.66%
Five Years	11.95%	2.28%
Ten Years	128.43%	8.61%
Since Inception (2/94)	853.92%	12.68%
Breakdowns—
Common Stock Cost	$485,914,461
Common Stock %	93.1%
U.S. Treasury Bills	2.3%
Cash and Other Assets Less Liabilities	4.6%

Portfolio @                     12/31/2012

AEROSPACE & DEFENSE—1.4%
Orbital Sciences Corp.*
AGRICULTURE—2.2%
Monsanto Co.
AIR FREIGHT & LOGISTICS—0.4%
UTi Worldwide, Inc.
APPAREL—3.0%
Gildan Activewear, Inc. (Canada)
Maidenform Brands, Inc.*
AUTOMOTIVE WHOLESALE SERVICES—3.3%
LKQ Corp.*
BANKING—COMMERCIAL—1.6%
Associated Banc-Corp.
BUSINESS SERVICES—1.3%
Cintas Corp.
CONSULTING SERVICES—2.1%
Huron Consulting Group, Inc.*
DIVERSIFIED FINANCIAL SERVICES—6.0%
Broadridge Financial Solutions, Inc.
Equifax, Inc.
DIVERSIFIED OPERATIONS—1.6%
Koninklijke Philips Electronics N.V. (Netherlands)
ENERGY—4.0%
Energen Corp.
EOG Resources, Inc.
Ultra Petroleum Corp.*
FOOD—2.9%
Flowers Foods, Inc.
Lancaster Colony Corp.

HEALTH CARE PRODUCTS—2.2%
Haemonetics Corp.*
HEALTH CARE SERVICES—1.9%
ICON Plc ADR* (Ireland)
HOME IMPROVEMENT RETAIL— 1.8%
Sherwin-Williams Co. (The)
HOUSEHOLD APPLIANCES—1.7%
Stanley Black & Decker, Inc.
INDUSTRIAL—6.5%
Aecon Group, Inc. (Canada)
Flowserve Corp.
Lennox International, Inc.
Xylem, Inc.
INDUSTRIAL CONGLOMERATES— 1.0%
Air Products & Chemicals, Inc.
INDUSTRIAL SERVICES—3.1%
Ritchie Bros. Auctioneers, Inc. (Canada)
W.W. Grainger, Inc.
INSURANCE—1.3%
Arthur J Gallagher & Co. (Canada)
LEISURE & AMUSEMENT—6.9%
Bally Technologies, Inc.*
Carnival Corp.
International Speedway Corp. Class A
Polaris Industries, Inc.
METALS—2.1%
Newmont Mining Corp.
OFFICE SERVICES & SUPPLIES— 2.3%
Steelcase, Inc. Class A
PHARMACEUTICALS—1.0%
BioMarin Pharmaceutical, Inc.*

RAILROADS—3.9%
GATX Corp.
Union Pacific Corp.
REAL ESTATE—1.8%
Alexander & Baldwin, Inc.*
RESTAURANTS—1.1%
Denny’s Corp.*
RETAIL—5.5%
Aeropostale, Inc.*
Costco Wholesale Corp.
Mattel, Inc.
SEMICONDUCTORS—2.9%
Linear Technology Corp.
Power Integrations, Inc.
STORAGE—1.3%
Mobile Mini, Inc.*
TECHNOLOGY—9.0%
Autodesk, Inc.*
Brocade Communications Systems, Inc.*
Corning, Inc.
Cree, Inc.*
eBay, Inc.*
Verint Systems, Inc.*
Zebra Technologies Corp. Class A*
TECH—SOFTWARE—1.6%
Citrix Systems, Inc.*
TRANSPORTATION—1.8%
Matson, Inc.
UTILITIES—2.6%
Hawaiian Electric Industries, Inc.

*	Non-income producing securities